Exhibit 3.2

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF CIFC CORP.

FIRST:  The name of the Corporation is CIFC Corp. (the “Corporation”).

SECOND:  The registered office of the Corporation in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, New Castle County; and the name of the Corporation’s registered agent at such address is Corporation Service Company.

THIRD:  The purposes of the Corporation are to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH:  The total number of shares of stock that the Corporation is authorized to issue is 1,000 shares of Common Stock, par value $.01 per share.

FIFTH:  In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the By-Laws of the Corporation.  Unless and except to the extent that the By-Laws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

SIXTH:  Except as otherwise provided by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended, to the fullest extent permitted by law, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.  Any amendment, modification or repeal of this Article SIXTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such amendment, modification or repeal.